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                                                                        EX. 23.2

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Harvard Apparatus, Inc.:

    We consent to the inclusion of our report dated October 19, 2000, except as to note 20 which is as of October 25, 2000, with respect to the consolidated balance sheets of Harvard Apparatus, Inc. and subsidiaries as of September 30, 2000, December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for the nine months ended September 30, 2000 and for each of the years in the three-year period ended December 31, 1999 which report appears in this Registration Statement, and to the reference to our firm under the heading "Experts" in this Registration Statement.

/s/ KPMG LLP


Boston, Massachusetts
November 21, 2000